Fortuna reports production of 1.6 million ounces of silver and 9,264 ounces of gold for first quarter 2016

Vancouver, April 13, 2016-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce first quarter 2016 production results from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 1.6 million ounces of silver, 9,264 ounces of gold plus base metal by-products.  Fortuna is on schedule to produce 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* ounces in 2016.

Jorge A. Ganoza, President and CEO, commented: “Silver and gold production exceeded guidance for the quarter. San Jose’s outperformance was driven by higher head grades, increase in milled tonnes, and better metallurgical recoveries. Caylloma reached the new mill throughput rate of 1,430 tpd at the end of March.” Mr. Ganoza continued, “Mill expansion from 2,000 tpd to 3,000 tpd is progressing as planned with commissioning scheduled for July 2016. At that point, the San Jose Mine will rank among the top thirteen primary silver producing mines in the world, increasing Fortuna’s consolidated silver and gold annual production to approximately 9 -10 million ounces of silver and 52 - 53 thousand ounces of gold.”

First Quarter Production Highlights

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Silver production of 1,617,396 ounces; 1 % decrease over Q1 2015

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Gold production of 9,264 ounces; 5 % decrease over Q1 2015

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Lead production of 9,107,296 pounds; 110 % increase over Q1 2015

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Zinc production of 10,390,386 pounds; 38 % increase over Q1 2015

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Cash cost** for San Jose is US$59.1/t; on track to meet annual guidance of US$57.4/t

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Cash cost** for Caylloma is US$73.8/t; on track to meet annual guidance of US$79.4/t

(*)   Ag Eq calculated using silver to gold ratio of 60 to 1

(**) Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	First Quarter 2016			First Quarter 2015
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	117,192	179,110		114,451	178,647
Average tpd milled	1,317	2,059		1,301	2,053
Silver*
Grade (g/t)	103	240		171	215
Recovery (%)	86.50	92.74		85.28	88.68
Production (oz)	337,085	1,280,311	1,617,396	535,959	1,097,210	1,633,169

(*) Metallurgical recovery for silver at Caylloma Mine is calculated based on silver contents in lead concentrate

	First Quarter 2016			First Quarter 2015
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.19	1.73		0.28	1.83
Recovery (%)	14.53	92.20		35.81	89.08
Production (oz)	103	9,161	9,264	372	9,367	9,739
Lead
Grade (%)	3.73			1.86
Recovery (%)	94.43			92.69
Production (lbs)	9,107,296		9,107,296	4,346,380		4,346,380
Zinc
Grade (%)	4.49			3.30
Recovery (%)	89.62			90.58
Production (lbs)	10,390,386		10,390,386	7,533,714		7,533,714

San Jose Mine, Mexico

Silver and gold productions for the quarter were 14 % and 13 % above budget respectively. Average head grades for silver and gold were 240 g/t and 1.73 g/t or 7% and 6% above budget respectively. Increase in silver and gold production over budget resulted from higher head grades; increase in milled tonnes, 4 % above budget; and better metallurgical recoveries, 2 % above budget for both gold and silver.

Mill expansion from 2,000 tpd to 3,000 tpd is progressing as planned with commissioning expected in July 2016.

Caylloma Mine, Peru

Silver production for the quarter was in-line with budget. Benefits from higher metallurgical recovery of 6 % above budget were offset by lower mill throughput in March due to plant optimization commissioning. Plant optimization work was successfully concluded on-time and under budget. Mill throughput expansion from 1,300 tpd to 1,430 tpd was achieved at the end of March.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties during 2016; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties during 2016; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.